Exhibit 99.1

YD Bio Launches a Physician-Partnership Initiative in Taiwan with the Announcement of Two Nutraceutical Products in Collaboration with the Taiwan Chronic Disease Healthcare Association and the Future Health Institute

Two chrono-nutrition formulations — a daytime lipid-soluble “Golden Triangle” formula and a nighttime zinc-plus-calcium formula — were developed in collaboration with the Taiwan CDHA and FHI. The Company intends to expand this approach by exploring additional opportunities for collaboration with other physicians and healthcare organizations.

TAIPEI, Taiwan, August 11, 2026 (GLOBE NEWSWIRE) — YD Bio Limited (“YD Bio” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation–based cancer detection technology and ophthalmologic innovations, today announced its initial step towards building a physician-partnership ecosystem and related consumer health commercialization capabilities in Taiwan with the launch of two chrono-nutrition formulations, a daytime lipid-soluble “Golden Triangle” formula and a nighttime zinc-plus-calcium formula, developed in collaboration with the Taiwan Chronic Disease Healthcare Association (“CDHA”) and the Future Health Institute, a widely followed physician-led health education platform in Taiwan with more than 233,000 subscribers on YouTube (“FHI”).

This physician-partnership model represents a bottoms-up approach in which practicing clinicians define the formulation requirements based on observations in their own patient populations, with YD Bio contributing its expertise in product development, sourcing, quality oversight and commercialization.

The Company regards this collaboration with the Taiwan CDHA and FHI as the initial deployment of a repeatable physician-partnership model rather than a standalone product launch and intends to explore additional collaborations with other physicians and healthcare organizations.

Launch Highlights

●	Two products launched in Taiwan under the YD Bio brand, built around a day-and-night chrono-nutrition concept.
●	Builds a relationship with health-conscious consumers in Taiwan through its nutritional products business, creating a foundation for future engagement with the Company’s regulated diagnostics and clinical services offerings.
●	Co-developed with practicing physicians; each product carries the certification mark of the Taiwan CDHA and a recommendation by the FHI.
●	Physician-partnership model designed to be repeatable — the Company intends to co-develop further formulations with additional clinician partners for their respective patient communities.

Why a Physician-Partnership Model

Consumer health companies often compete through marketing spend and distribution channels. In contrast, YD Bio’s approach starts with physician insights and healthcare relationships: a physician with an established practice and an engaged audience identifies a specific nutritional need in that population, then the formulation is built to address such need. The Company believes this approach offers three advantages: (1) healthcare solutions grounded in observed patient needs, (2) distribution through established relationships based on trust rather than purchased attention, and (3) a template that can be applied again with each new physician partner.

For YD Bio, the model is intended to be capital-light relative to the Company’s therapeutic and diagnostic programs, to generate recurring consumer revenue from repeat purchases, and to build a relationship with health-conscious consumers in Taiwan that may support future engagement with the Company’s regulated diagnostics and clinical services offerings.

Scientific Background

The daytime formulation reflects an area of research interest for the Company’s scientific team. A review manuscript titled “Beyond Bone Health: Exploring the ‘Heart-Brain-Bone’ Axis Modulated by Lipid-Soluble Nutrients (Omega-3, Vitamin D3, and Vitamin K2),” co-authored by YD Bio personnel together with physician-researchers in Taiwan, has been submitted to a peer-reviewed journal and is currently under review. The manuscript examines the published literature on how long-chain omega-3 fatty acids, vitamin D3 and vitamin K2 (MK-7) act on shared biological pathways relating to calcium handling, inflammation resolution and vascular function.

“Our vision is to build an integrated healthcare platform that connects scientific innovation, clinical expertise and patient needs,” said Dr. Ethan Shen, Founder, Chairman and Chief Executive Officer of YD Bio. “Our collaboration with physician-led organizations in Taiwan represents an important step in expanding our healthcare ecosystem and building trusted relationships with healthcare professionals and consumers. While consumer health products represent one component of our broader strategy, our focus remains on developing scalable healthcare solutions across diagnostics, clinical services and life science commercialization.”

About YD Bio Limited

YD Bio is a U.S.-anchored public biotechnology company building an integrated healthcare platform spanning regulated molecular diagnostics, clinical services, precision medicine, and life science commercialization. The Company operates DNA methylation–based oncology testing programs in the United States under a laboratory-developed test strategy and supports pharmaceutical and biotechnology partners through compliant life science distribution and clinical trial supply chain services. In addition, the Company maintains regulated ocular health commercialization operations and a consumer health distribution platform in Asia. For more information, visit ir.ydesgroup.com and follow the Company on Facebook, X, Threads, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s intention to co-develop additional products with further physician partners, the anticipated capital requirements associated with, and the benefits and repeatability of, the physician-partnership model, the expected contribution of consumer health activities to the Company’s business, and the submission and potential publication of the review manuscript submitted to a peer-reviewed journal. Forward-looking statements are not guarantees of future performance and can be identified by words such as “aim,” “intend,” “seek,” “believe,” “designed to,” “expects,” “anticipates,” “plans,” “may,” “could,” “will” and other similar expressions. The manuscript described above is a narrative review, has not been peer-reviewed or accepted for publication, and does not establish the clinical safety or efficacy of any product. Actual results may differ materially from those expressed or implied by forward-looking statements due to a variety of factors, including consumer demand and market acceptance; the Company’s ability to enter into and maintain partnerships with physicians and other healthcare organizations; supply chain disruptions, manufacturing and quality considerations; competition; regulatory and labeling requirements in Taiwan and other jurisdictions; the results of review of Company submissions by peer-reviewed journals; and other risks and uncertainties described in YD Bio’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company cautions investors not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements, except as required by law, and encourages investors to review the risk factors in its Annual Report on Form 20-F and other SEC filings.

For investor and media inquiries, please contact:

YD Bio Limited

Investor Relations

Email: investor@ydesgroup.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214

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